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SECURITIE: 06008247   ON

SEC FILE NUMBER
8-43828

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____02/01/05_____ AND ENDING _____01/31/06_____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Huntington Quadrangle
                                     (No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore   (631)770-0608
                                                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
                                  (Name – if individual state last, first, middle name)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

PROCESSED

JUN 2 0 2006

THOMSON
FINANCIAL

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Eileen Moore**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EarlyBird Capital, Inc.**, as of **January 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____

Eileen Moore

Signature

Chief Financial Officer

Title

Notary Public

3-27-06.

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditors' Report

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) as of January 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 23, 2006

2

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Financial Condition

January 31, 2006

Assets

Cash and cash equivalents	$ 19,493,218
Certificates of deposit	82,993
Clearing firm receivable	734,117
Syndicate receivable	1,066,640
Marketable securities	2,232,395
Property and equipment, net	227,744
Due from affiliate	56,402
Other assets	79,020
Total assets	**$ 23,972,529**

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$ 2,043,755
Commissions payable	573,438
Deferred taxes	262,000
Taxes payable	5,157,540
Deferred income	62,500
Total liabilities	**8,099,233**

Stockholder's equity:

Common stock, par value $0.01 per share; 30,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	10,833,847
Retained earnings	5,039,444
Total stockholder's equity	**15,873,296**
Total liabilities and stockholder's equity	**$ 23,972,529**

See accompanying notes to financial statements.

3

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Operations

Year ended January 31, 2006

Revenues:		
Commissions	$	16,647,599
Investment banking and underwriting		26,445,246
Net realized gain on the sale of marketable securities		519,309
Net unrealized gain on marketable securities		1,966,632
Other		257,667
Total revenues		45,836,453
Expenses:		
Compensation and benefits		26,529,322
Professional fees		969,482
Clearing and floor brokerage		71,018
Occupancy and equipment		265,880
Communications		74,653
Interest expense		984
Depreciation		40,920
Underwriting		2,502,824
Other general and administrative		1,211,803
Total expenses		31,666,886
Income before income tax expense		14,169,567
Income tax expense		5,835,612
Net Income		$ 8,333,955

See accompanying notes to financial statements.

4

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended January 31, 2006

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at February 1, 2005	$ 5	$ 10,484,847	(3,044,511)	$7,440,341
Dividend paid	-	-	(250,000)	(250,000)
Capital contribution		349,000		349,000
Net Income	-	-	8,333,955	8,333,955
Balance at January 31, 2006	$ 5	$ 10,833,847	$ 5,039,444	$15,873,296

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Cash Flows

Year ended January 31, 2006

Cash flows from operating activities:	
Net income	$ 8,333,955
Adjustments to reconcile net income to net cash provided by in operating activities:	
Depreciation	40,920
Income tax provision	349,000
Unrealized gain on marketable securities	(1,966,632)
Realized gain on sale of marketable securities	(519,309)
(Increase) decrease in operating assets:	
Syndicate receivable	(1,066,640)
Due from affiliate	(31,402)
Proceeds from sale of marketable securities	862,629
Clearing firm receivable	(714,564)
Other assets	847
Increase (decrease) in operating liabilities:	
Deferred income	12,135
Accounts payable and accrued expenses	1,053,602
Deferred taxes	262,000
Taxes payable	5,157,540
Commissions payable	465,091
Total adjustments	3,905,217
Net cash provided by operating activities	12,239,172
Cash flows from investing activities:	
Certificate of deposit	(82,993)
Purchase of property and equipment	(150,124)
Purchase of marketable securities	22,500
Cost of marketable securities sold	(194,760)
Net cash used in investing activities	(405,377)
Cash flows from financing activities:	
Dividends paid	(250,000)
Net cash used in financing activities	(250,000)
Net increase in cash and cash equivalents	11,583,795
Cash and cash equivalents at beginning of year	7,909,423
Cash and cash equivalents at end of year	$ 19,493,218
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 984
Cash paid for income taxes	$ 186,215

See accompanying notes to financial statements

6

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

(1) Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 63.6% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to private investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Southwest Securities Inc., on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents. The Company did not have any cash equivalents at December 31, 2005.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage, which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Selling concessions from initial public offerings are included in commissions.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as marketable securities on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale. Though, the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the provision of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Receivable from affiliates

This amount is due on demand and non-interest bearing.

(i) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of restricted warrants and trading securities. Their cost and estimated fair and market value at January 31, 2006 are as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Common Stock	$ 1,399,985	$ 641,145	$	$ 2,041,130
Restricted Warrants	193,125		(1,860)	191,265
Total marketable securities	$ 1,593,110	$ 641,145	$ (1,860)	$ 2,232,395

(4) Property and Equipment

Property and equipment consists of the following:

	Life	
Furniture	5 years	$ 143,558
Equipment	5 years	260,601
Leasehold improvements	5 years	13,525
		417,684
Accumulated depreciation		(189,940)
Property and equipment, net		$ 227,744

Depreciation expense for the year ended January 31, 2006 was $40,920.

(5) Income Taxes

The Company is included in the consolidated income tax returns of its Parent.

Taxes are reported as if the Company files on a stand alone basis.

The components of the provision for taxes, is as follows:

Current	$ 5,124,000
Deferred	262,000
	$ 5,386,000

The Company's parent had remaining tax loss/carry forwards of $812,000 at January 31, 2006, which was used by the Company to reduce its tax liability by $349,000. Such amount has been recorded as a capital contribution by the parent to the Company.

9

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

The reconciliation between the expected income tax expense computed using the statutory federal rate of 35%, and the actual income tax expense is as follows:

Expected income tax expense at 35%	$4,960,000
State and local tax expense, net of federal benefit	1,134,000
Permanent differences	37,000
Change in valuation allowance	(295,000)
Tax expense per financial statements	$ 5,836,000

The composition of deferred tax liabilities at January 31, 2006 are as follows:

Temporary differences	226,000
Unrealized gains depreciation	36,000
Net deferred tax liability	$ 262,000

(6) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(b) The Company leases office space in five locations in New York. Rent expense totaled $216,577 for the year ended January 31, 2006.

Future minimum annual payments under all lease agreements are as follows:

Year ended January 31,	
2007	$ 282,971
2008	$ 293,455
2009	$ 195,753
2010	$ 151,733
2011	$ -

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2006, the Company had net capital of $14,072,471 which was $13,532,523 in excess of its required net capital of $539,948. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

Supplemental Information

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2006

Total stockholder's equity qualified for net capital	$ 15,873,296
Deductions and/or charges:	
Non-allowable assets:	
Due from affiliates	56,401
Property and equipment, net of accumulated depreciation	227,744
Other assets	162,014
Other deductions and/or charges:	
Receivable from broker	674,666
	1,120,825
Haircuts on securities	680,000
Net capital	$ 14,072,471
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 539,948
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 539,948
Excess net capital	$ 13,532,523
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 8,099,233
Ratio of aggregate indebtedness to net capital	.58

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17a-5 Part IIA, as filed by the Company on March 23, 2006.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

January 31, 2006

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

EarlyBirdCapital, Inc., is claiming exemption due to the fact that all customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating ot the Possession or Control Requirements under Rule 15c3-3.



**Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5 for a Broker-Dealer
Claiming
Exemption From SEC Rule 15c3-3**

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) for the year ended January 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP

Certified Public Accountants

New York, New York
March 23, 2006